Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1101 (212) 818-8800
Facsimile		direct dial number
(212) 818-8881		(212) 818-8638
email address
jgallant@graubard.com

October 6, 2020

Division of Corporation Finance

Office of Energy & Transportation

Securities and Exchange Commission

Washington, D.C. 20549

Re:	EdtechX Holdings Acquisition Corp. II
Registration Statement on Form S-1
Filed September 28, 2020
File No. 333-249098

Ladies and Gentlemen:

On behalf of EdtechX Holdings Acquisition Corp. II (the “Company”), we hereby respond as follows to the comment letter from the staff of the Securities and Exchange Commission (the “Staff”) dated October 2, 2020, relating to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”). Captions and page references herein correspond to those set forth in Amendment No. 1 to the Registration Statement (“Amendment No. 1”), a copy of which has been marked with the changes from the Registration Statement. Capitalized terms used but not defined herein have the meanings ascribed to them in the Registration Statement.

Registration Statement on Form S-1

General

1.	We note you disclose that Ms. Davies will be allocated 50,000 private placement warrants for her service as a director and that she will also be allocated 2,000 founder shares and 1,000 private placement warrants for an aggregate investment in the sponsor of $10,000. Please expand your disclosure with respect to officer and director compensation and your principal stockholders table to discuss the securities that Ms. Davies will receive. Refer to Item 403(b) of Regulation S-K.

Securities and Exchange Commission

October 6, 2020

As discussed with the Staff, we have revised the disclosure on page 97 of the Registration Statement under the caption “Management – Officer and Director Compensation” to clarify that Ms. Davies is receiving a membership interest in the Company’s sponsors for her service as a director to the Company. Such membership interest entitles her to receive certain securities of the Company upon distribution of such securities by the sponsors to their members. However, we have not revised the disclosure in the principal stockholders table because Ms. Davies is a passive member in the sponsors and does not have voting or dispositive power over the securities held by the sponsors. As a result, until such securities are distributed by the sponsors to their members, Ms. Davies has no beneficial ownership of the Company’s securities held by the sponsors.

Exhibits

2.	We note that the form of warrant agreement filed as Exhibit 4.4 provides that the Company agrees that any action, proceeding or claim against it arising out of or relating in any way to agreement shall be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and irrevocably submits to such jurisdiction, which jurisdiction shall be exclusive. If this provision requires investors in this offering to bring any such action, proceeding or claim in the courts of the State of New York or the United States District Court for the Southern District of New York, please disclose such provision in your registration statement, and disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If the provision applies to actions arising under the Securities Act or Exchange Act, please also add related risk factor disclosure. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the provision in the warrant agreement states this clearly.

We have revised Section 9.3 of the Warrant Agreement to remove the reference to there being any exclusive jurisdiction relating to claims under the Warrant Agreement.

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If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Jeffrey M. Gallant
Jeffrey M. Gallant

cc. Mr. Benjamin Vedrenne-Cloquet